PROSPECTUS Dated August 26, 2003                    Pricing Supplement No. 28 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-106789
Dated August 26, 2003                                      Dated January 9, 2004
                                                                  Rule 424(b)(3)

                                MORGAN STANLEY

                          MEDIUM-TERM NOTES, SERIES C
                      Senior Variable Rate Renewable Notes
                             ---------------------
                  EXtendible Liquidity Securities(R) (EXLs(R))


     The senior variable rate renewable notes (EXtendible Liquidity Securities) described in this pricing supplement, which we refer to as the EXLs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the EXLs is extended in accordance with the procedures described below. In no event will the maturity of the EXLs be extended beyond the final maturity date.
     On each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the fourth day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity of your EXLs will be extended to the immediately preceding business day. The election dates will be the fourth calendar day of each month, from February 2004 to January 2008 inclusive, whether or not any such day is a business day.
     You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date, however, if that election date is not a business day, the notice period will be extended to the following business day. Your notice of election must be delivered to the trustee for the EXLs, through the normal clearing system channels described in more detail below, no later than the last business day in the notice period. Upon delivery to the paying agent of a notice of election to extend the maturity of the EXLs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last business day in such notice period, at which time such notice will become irrevocable.
     If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs has previously been extended. The principal amount of the EXLs for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the EXLs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.
     The EXLs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each interest reset period by reference to the base rate, based on the index maturity, plus the applicable spread for the applicable interest reset date. We describe how floating rates are determined and calculated in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.
     The EXLs will be issued in registered global form and will remain on deposit with the depositary for the EXLs. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary. Notice of any decision to revoke your election must be made through the same clearing system channels.
     The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If you hold your interest in the EXLs through Euroclear or Clearstream, Luxembourg, additional time may be needed to give your notice. If the election date is not a business day, notice of your election to extend the maturity date of your EXLs must be delivered to the depositary by its participants no later than 12:00 noon (New York City time) on the first business day following the election date.
     The EXLs will initially be limited to $2,750,000,000 in aggregate principal amount. We may create and issue additional variable rate renewable notes with the same terms as the EXLs so that the additional variable rate renewable notes will be combined with this initial issuance of EXLs.
     "EXtendible Liquidity Securities" and "EXLs" are our registered service marks.

                                 MORGAN STANLEY
ABN AMRO                                                                    HSBC
CREDIT LYONNAIS                                        SANTANDER CENTRAL HISPANO
DANSKE MARKETS                                                    SCOTIA CAPITAL

Principal Amount:             $2,750,000,000

Initial Maturity Date:        February 4, 2005, or if such day is not
                              a business day, the immediately
                              preceding business day

Final Maturity Date:          February 3, 2009, or if such day is not
                              a business day, the immediately
                              preceding business day

Base Rate:                    LIBOR

Index Maturity:               One month

Index Currency:               U.S. dollars

Spread: The table below indicates the applicable spread for the interest reset dates occurring during each of the indicated periods.

For Interest Reset
Dates occurring:              Spread
------------------            ------

From the original
issue date to and including
January 2005                  --

From and including February
2005 to and including
January 2006                  Plus 0.03%

From and including February
2006 to and including
January 2007                  Plus 0.06%

From and including February
2007 to and including
January 2008                  Plus 0.08%

From and including February
2008 to and including
January 2009                  Plus 0.08%

Spread Multiplier:            N/A

Maximum Interest Rate:        N/A

Minimum Interest Rate:        N/A

Initial Interest Rate:        One month LIBOR; to be determined two
                              London banking days prior to the
                              Original Issue Date.

Initial Interest
  Reset Date:                 February 4, 2004

Interest Reset Dates:         The fourth day of each month, commencing
                              February 2004; provided that if such day is not a business day, such interest reset date will be the next succeeding day that is a business day, unless that succeeding business day would fall in the next calendar month, in which case such interest reset date will be the immediately preceding business day.

Interest Accrual Date:        January 14, 2004

Interest Payment Dates:       The fourth day of each month, commencing
                              February 4, 2004, and the Final Maturity
                              Date; provided that if such day (other
                              than the maturity date) is not a
                              business day, such interest payment date will be the next succeeding day that is a business day, unless that succeeding business day would fall in the next calendar month, in which case such interest payment date will be the immediately preceding business day;
                              provided further that the final interest payment date for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the maturity date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such maturity date to but excluding the maturity date.

Interest Determination
  Dates:                      Two London banking days prior to each
                              interest reset date.

Election Dates:               The fourth day of each month, from
                              February 2004 to January 2008,
                              inclusive, whether or not such day is a
                              business day.

Redemption Dates:             N/A

Redemption Percentage:        N/A

Alternate Rate Event Spread:  N/A

Interest Payment Period:      Monthly. See also "Interest Payment
                              Dates."

Specified Currency:           U.S. dollars

Issue Price:                  100%

Settlement Date
  (Original Issue Date):      January 14, 2004

Book Entry Note or
  Certificated Note:          Book Entry Note

Reporting Service:            Telerate Page 3750

Senior Note or
Subordinated Note:            Senior Note

Trustee and
  Calculation Agent:          JPMorgan Chase Bank (formerly known as The Chase
                              Manhattan Bank)

Agent:                        Morgan Stanley & Co. Incorporated

Denominations:                $1,000 and integral multiples thereof

CUSIP No:                     61746BCM6

Common Code:                  018420635

ISIN:                         US61746BCM63


                                                   (continued on the next page)

Interest Reset Periods:       The first interest reset period will be
                              the period from and including February
                              4, 2004 to but excluding the immediately succeeding interest reset date.
                              Thereafter, the interest reset periods
                              will be the periods from and including
                              an interest reset date to but excluding
                              the immediately succeeding interest
                              reset date; provided that the final
                              interest reset period for the EXLs, or
                              any portion of the EXLs maturing prior
                              to the Final Maturity Date, will be the
                              period from and including the interest
                              reset date in the month immediately
                              preceding the maturity of the EXLs, or
                              any portion of the EXLs, to the relevant maturity date.

Delivery and Clearance:       We will deposit the EXLs with The
                              Depository Trust Company in New York.
                              You may hold an interest in the EXLs
                              through The Depository Trust Company,
                              Euroclear or Clearstream, Luxembourg,
                              directly as a participant of any such
                              system or indirectly through
                              organizations which are participants in
                              such systems. See "Series C Notes and
                              Series C Units Offered on a Global
                              Basis" in the accompanying prospectus
                              supplement.

    Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.


Plan of Distribution:

     On January 9, 2004, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of EXLs set forth opposite their respective names below.

                                    Name                Principal Amount of EXLs
                                    ----                ------------------------

               Morgan Stanley & Co. Incorporated.............    $2,667,500,000
               ABN AMRO Incorporated.........................        13,750,000
               Credit Lyonnais Securities (USA) Inc. ........        13,750,000
               Danske Markets Inc............................        13,750,000
               HSBC Securities (USA) Inc. ...................        13,750,000
               Santander Central Hispano Investment
                  Securities Inc.............................        13,750,000
               Scotia Capital (USA) Inc......................        13,750,000
                                                                 --------------
               Total.........................................    $2,750,000,000
                                                                 ==============

United States Federal Taxation:

     The following discussions are based on the opinion of Davis Polk & Wardwell, our special tax counsel.

     United States Holders. An election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations"). Furthermore, although the EXLs will be "discount notes" (as defined in the section called "United States Federal Taxation--Notes--Discount Notes" in the accompanying prospectus supplement), the difference between the stated redemption price at maturity and the issue price of the EXLs will be less than the de minimis amount specified by the relevant provisions of the Code and the Treasury regulations issued thereunder. Accordingly, the EXLs should not be considered to have OID for U.S. federal income tax purposes.

          Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs--including possible application of the governing OID rules--contained in the section called "United States Federal Taxation" in the accompanying prospectus supplement.

          Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue as OID income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, Morgan Stanley expects that
(i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in the EXLs.

     Additional Disclosure for Non-U.S. Holders. As used herein, the term "Non-U.S. Holder" means an owner of EXLs that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation or
(iii) a foreign trust or estate. The following summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals who have lost United States citizenship or who have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to U.S. federal income tax. In addition, unless otherwise noted, the following summary does not apply to persons for whom interest or gain on EXLs is effectively connected with a trade or business in the United States. If you are considering the purchase of EXLs, you should consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the Code and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the prospectus supplement.

          Subject to the discussion below concerning backup withholding, payments at maturity of the EXLs by us or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such EXLs, will not be subject to U.S. federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Morgan Stanley entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner, as discussed below; (iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

          Sections 871(h) and 881(c) of the Code require that, in order to obtain an exemption from withholding tax in respect of payments on the EXLs that are, for U.S. federal income tax purposes, treated as interest, the beneficial owner of an EXLs certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a "United States person" within the meaning of Section 7701(a)(30) of the Code. If you are a prospective investor, you are urged to consult your own tax advisor regarding the reporting requirements.

          Subject to benefits provided by an applicable estate tax treaty, an EXLs held by an individual who is a Non-U.S. Holder will not be subject to U.S. federal estate tax upon the individual's death unless, at such time, interest payments on the EXLs would have been (i) subject to U.S. federal withholding tax without regard to the IRS Form W-8BEN certification requirement described above, not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty or (ii) effectively connected to the conduct by the Non-U.S. Holder of a trade or business in the United States.

          Information returns may be filed with the IRS in connection with the payments on the EXLs at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. The Non-U.S. Holder may be subject to U.S. backup withholding on such payments or proceeds, unless the Non-U.S. Holder complies with certification requirements to establish that it is not a United States person, as described above. The certification requirements of Sections 871(h) and 881(c) of the Code, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.